Exhibit 99.1

Summary Translation into English of Staff Position of the Israel Securities Authority

[Israel Securities Authority Letterhead]

December 17, 2015

To:	Kitov Pharmaceuticals Holdings Ltd. (the “Company”)

Subject: Change to reporting in accordance with Chapter E’3 of the Securities Law

Factual Background:

On November 26, 2015 the Company announced the completion of an initial public offering of its securities on the NASDAQ, which was effected by way of prospectus prepared in accordance with American law, subsequent to which the Company is required to report in English to its shareholders in the USA pursuant to the laws which apply to companies listed for trading on the NASDAQ.

The Company received approximately $13 million dollars in the offering, and following the offering, the shareholders who acquired the Company’s securities in the offering held approximately 83% of the issued and outstanding share capital of the Company.

Following the aforesaid offering, the Company reported that it intends to hold a shareholders meeting on December 28, 2015 for purposes of voting on approving a change in reporting to Chapter E’3 of the Securities Law (“Dual Listing”).

The Issue

Should the Company hold separate class meetings of the holders of securities traded on the TASE, in order to comply with the provisions of Section 35XXXII(c) of the Securities Law for the purposes of changing to reporting under a Dual Listing?

Staff Position of the Israel Securities Authority

Section 35XXXII of the Securities Law establishes that a Company whose securities are listed on the TASE as well as an exchange abroad included in the appendix to the Securities Law, is permitted to change its reporting to Chapter E’3 of the Securities Law if it received the consent of “of a majority of votes of holders of the securities – other than controlling shareholders of the body corporate – who participate in the vote in meetings of securities holders by categories, called by the body corporate for this matter”[1] (emphasis not in the original):

[1] Translations of the Securities Law are taken from Israel Securities Authority unofficial convenience translation found at http://www.isa.gov.il/sites/ISAEng/1485/1497/Documents/IsaFile_0102151.pdf.

35XXXII. (a) If the securities of a body corporate are listed for trading on a Stock Exchange and are also listed for trading on a Stock Exchange abroad, and if it reports under the provisions of Chapter Six, it may shift to reporting under the provisions of this Chapter as long as its securities are listed for trading abroad.

(a1) If the provisions of subsection (a) do not apply to a body corporate because a certain category of its securities is listed for trading only on the Stock Exchange, it may shift to reporting under the provisions of this Chapter, if the Authority granted it exemption from reporting under the provisions of Chapter Six, and the Authority may make the grant of the said exemption conditional on conditions that in its opinion are necessary in order to secure the interests of the public that invests in securities that are listed for trading only on the Stock Exchange.

(b) A body corporate that reports under the provisions of this Chapter, may shift to reporting under the provisions of Chapter Six.

(c) A shift said in subsections (a) to (b) requires the consent of a majority of votes of holders of the securities – other than controlling shareholders of the body corporate – who participate in the vote in meetings of securities holders by categories, called by the body corporate for this matter.

Aside from the change in the language of reporting, the shift in reporting also changes the principles of the reporting and the regulatory supervision. A company which starts Dual Listing reporting can also relatively easily delist its securities from trading in Israel.

As such, the legislator saw fit that such a shift in reporting should be effected only pursuant to approval of the holders of securities of the corporation, on the assumption that the investors who relied on the Securities Law (including disclosures and reporting) are liable to be negatively impacted from the shift in reporting.

As such, the purpose of the arrangement set out in Section 35XXXII of the Securities Law is to ensure that a decision of a company to change from reporting in accordance with Chapter F of the Securities Law will be made by the securities holders who acquired their securities when the company reported under Chapter F, and in reliance upon such reporting. The staff position is such that the purposive interpretation of the statute requires relating to the holders of securities which are traded on the TASE (who acquired their securities in reliance upon the Israeli law) as a separate class from the holders of securities listed on the NASDAQ (who acquired their securities in reliance upon American law). As such the decision to change the reporting to Dual Listing reporting requires the consent of the class meeting in which only holders which hold their securities on the TASE participate.

This interpretation is necessary. The investors in the public offering on the NASDAQ acquired their securities in reliance upon its reporting regime. Such investors do not rely on the reports of the Company to the TASE and are not protected by the Securities Law. They rely on the reports of the Company under American law and are protected by such. Granting them the ability to bring about the decision on a shift in reporting (and in effect the end of reporting under Israeli law) is not acceptable.

As such, in order to comply with the provisions of Section 35XXXII(c) of the Securities Law, the Company must hold class meetings, while distinguishing between the various classes of security holders – such that there will be separate meetings of the holders of securities which are traded on the TASE and separate meetings of the holders of securities which are traded on the NASDAQ.

By virtue of our authority under Section 36(f) of the Securities Law, the Company is requested to publish this staff position in an immediate report no later than December 20, 2015 at 10:00 A.M.

Sincerely,

Division of Corporations